SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2005

Royal Dutch Petroleum Company

Translation of registrant's name into English

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Summary results

FIRST QUARTER	$ million
	2005	2004	%
	Unaudited	Unaudited
Income attributable to Parent Companies *	6,673	4,702	+42
Estimated current cost of supplies (CCS) adjustment for Oil Products segment - see note 2	1,125	370
CCS earnings *	5,548	4,332	+28

* including discontinued operations – see note 3

Cash from operations	8,093	8,118
Cash from operations excluding net working capital movements and taxation accrued/paid	9,105	6,580
Capital investment	3,240	3,120

Upstream production (thousand boe/d)	3,847	4,064

Strong earnings and cash generation

  Income of $6.7 billion

  $8.1 billion cash from operations and $1.1 billion from divestments

  $0.5 billion realised to date of $3-5 billion buyback programme for 2005

  Upstream earnings increased with oil price increases

  Strong Downstream Oil Products and Chemicals earnings and asset utilisation

  3,847 thousand barrels of oil equivalent (boe) per day production

  15% LNG volume growth

  First quarterly dividend declared equivalent to over $2 billion (subject to exchange rates)

Jeroen van der Veer, Chief Executive, said: “The first quarter was an excellent start of the year for Shell with strong financial performance across all of our businesses. On the business fundamentals we have momentum with continued good downstream operational performance, production at the higher end of our expectation for the quarter, LNG volume growth and new integrated gas projects in Qatar and Nigeria, along with progress at Gorgon. Our programme to reshape the portfolio continues at a good pace. Exploration drilling results in the quarter are encouraging and we have added additional attractive exploration acreage. We remain on track with our timetable for the unification of Royal Dutch and Shell Transport under one company, Royal Dutch Shell plc.”

  Basic income per share for Royal Dutch in the first quarter of 2005 was €1.52 ($1.99) and for Shell Transport was 15.0p. Basic CCS earnings per share for Royal Dutch were €1.26 ($1.66) and for Shell Transport were 12.4p.

  First quarter 2005 interim dividends have been announced of €0.46 per share for Royal Dutch and converted at a currency exchange rate of 0.69 to declare 4.55p per share for Shell Transport.

  The financial statements are prepared under International Financial Reporting Standards (IFRS).

Segment earnings

FIRST QUARTER	$ million
	2005	2004	%
	Unaudited	Unaudited
Segment earnings
Exploration & Production	2,955	2,707
Gas & Power	476	522
Oil Products (CCS basis)	1,880	1,183
Chemicals	449	221
Other segments/Corporate/Minority Interests	(212)	(301)
	___________	___________
CCS earnings	5,548	4,332	+28
	___________	___________

Additional earnings information first quarter 2005

The earnings in the first quarter 2005 reflect the following items, which in aggregate were a net gain of $220 million (compared to a net gain of $490 million in the first quarter 2004):

  Exploration & Production earnings included a net charge of $41 million mainly from divestment gains of $82 million and a $172 million charge related to the mark-to-market valuation of certain UK gas contracts.

  Gas & Power earnings included $48 million mainly from divestment gains.

  Oil Products earnings included total net gains of some $427 million mainly from divestments gains.

  Chemicals included an impairment, including transaction cost, of the investment in Basell of $214 million.

Key features of the first quarter 2005

Basic earnings per share –see note 8
Basic income per share for Royal Dutch in the first quarter of 2005 was €1.52 ($1.99) and for Shell Transport was 15.0p. Basic CCS earnings per share for Royal Dutch were €1.26 ($1.66) and for Shell Transport were 12.4p.

  First quarter 2005 interim dividend
  First quarter 2005 interim dividends have been announced of €0.46 per share for Royal Dutch and converted at a currency exchange rate of 0.69 to declare 4.55p per share for Shell Transport.

Reported income
Reported income of $6,673 million was 42% higher than a year ago. Income in the first quarter 2005 included net gains of $220 million mainly from divestments partly offset by charges, versus a net gain of $490 million in 2004.

CCS earnings - see note 2
CCS earnings (i.e. on an estimated current cost of supplies basis for the Oil Products segment earnings) were $5,548 million, 28% higher compared to a year ago. Earnings reflected higher hydrocarbon realisations, strong LNG earnings and higher Downstream earnings in Oil Products and Chemicals.

ROACE –see note 4
The return on average capital employed (ROACE) on a reported income basis (see note 4) was 23.0%.

Upstream EP segment earnings
Exploration & Production segment earnings of $2,955 million were 9% higher than a year ago ($2,707 million) mainly reflecting higher realised prices partly offset by lower volumes and higher costs including exploration and depreciation. Segment earnings in the first quarter 2005 included charges of $41 million (mainly from divestment gains of $82 million which were more than offset by a $172 million charge for mark-to-market valuations in the UK) versus net gains of $245 million in the first quarter of 2004. Excluding these charges and net gains, segment earnings were 22% higher than a year ago.

Production
Hydrocarbon production was 3,847 thousand boe per day. Excluding the impact of divestments of 18 thousand boe per day and the end of a Middle East gas contract of 100 thousand boe per day, total production was 2% lower than the same quarter last year.

Upstream GP segment earnings
Gas & Power segment earnings were $476 million, including gains of $48 million mainly from divestments, compared to $522 million a year ago, which included divestment gains of $166 million. Earnings were helped by record LNG volumes and higher LNG prices and increased by 17% excluding the effect of divestments.

Downstream OP segment earnings
Oil Products CCS segment earnings were $1,880 million compared to $1,183 million for the first quarter of 2004. Results included net gains of $427 million mainly from divestments versus a net gain of some $100 million a year ago. Higher earnings due to increased refining margins were partially offset mainly by the impact of lower retail marketing margins in the USA, lower trading results and higher costs mainly due to the weaker US dollar.

Downstream Chemicals segment earnings
Chemicals segment earnings were $449 million, and included an impairment, including transaction cost, of the investment in Basell of $214 million, compared to segment earnings of $221 million in the same quarter last year. Earnings reflected higher operating rates, increased capacity and improved margins.

Cash flow from operations
Cash flow from operating activities, excluding net working capital movements and taxation accrued/paid, was $9.1 billion, compared to $6.6 billion a year ago.

Gearing and debt
Gearing, including other commitments such as operating leases and retirement benefits, and net of cash holdings minus operational cash requirements was 15.3% compared to 17.0% at the end of the fourth quarter 2004; cash and cash equivalents increased by $0.4 billion to $8.9 billion and debt decreased by $0.9 billion.

Subject to completion of the unification Transaction (see below), it is intended that Royal Dutch Shell plc will replace the Group holding companies as the guarantor in the Group's debt capital market activities, although Royal Dutch Shell plc may also act as the direct issuer. Debt capital market activities may include euro medium term notes, commercial paper, stand-by credit facilities and debt registered on a shelf registration statement in the USA.

Capital investment
Capital investment for the quarter was $2.8 billion (excluding the minority share of Sakhalin) of which $2.3 billion was invested in the Upstream segments.

Proceeds from divestments
Gross proceeds from divestments for the first quarter of 2005 were $1.1 billion.

Share buy back
Share purchases for cancellation amounted to $0.5 billion during the first quarter of 2005.

Update on Transaction
The documentation for the proposal to shareholders for the unification of the Royal Dutch/Shell Group of Companies under a single parent company, Royal Dutch Shell plc (the "Transaction"), is expected to be published in May 2005. As previously announced, it is envisaged that the Transaction will be voted on by shareholders at meetings on 28 June 2005 (the same day as the Annual General Meetings of Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, p.l.c.), with the Transaction expected to complete in July 2005.

First quarter 2005 investments and portfolio developments

Upstream: Exploration & Production; Gas &Power

Upstream portfolio developments during the quarter were:

The production licences for Upper and Western Salym (Shell share 50%) in Russia were extended until 2032 and 2034 respectively.

In Kazakhstan, Shell increased its equity interest in the North Caspian Sea Production Sharing Agreement (NCPSA), which includes the Kashagan Project, by 1.85% to 18.52% following the sale by BG Group.

In Australia, Shell’s divestment of the mature Laminaria (22% share interest) and Corallina (25% share interest) oil fields, is expected to be completed in the second quarter of 2005.

Successful exploration wells were drilled in Nigeria, Norway, USA, Malaysia, the Netherlands, the UK and Oman. Results to date are encouraging but awaiting completion of evaluation and clearance from governments and partners to provide more definitive information. Successful appraisal wells were drilled in Malaysia, Egypt, the Netherlands and the UK.

In Alaska, Shell is expected to be awarded 86 blocks in Lease Sale 195 for the Beaufort Sea. In the Gulf of Mexico, Shell is expected to be awarded nine blocks in Lease Sale 194. In Canada, Shell Canada acquired a 20% interest in eight existing exploration licences in the Orphan Basin under a farm-in agreement. In Algeria, an exploration contract was awarded to Shell in the Reggane and Timimoun basins covering some 30,000 square kilometres (sq km). In Egypt, Shell acquired 30% of four Western Desert concessions covering some 60,000 sq km of exploration acreage.

Shell and Qatar Petroleum signed a Heads of Agreement for the development of a large-scale integrated LNG project including Upstream gas and liquids production and a 7.5 million tonnes per annum (mtpa) LNG train (Qatargas 4, Shell share 30%). Intended LNG markets are North America and Europe with first deliveries expected to commence around 2010-2012.

The Sakhalin II LNG joint venture (Shell share 55%) and Malaysia Tiga LNG (Shell share 15%) concluded 20-years sales commitments with Kogas, the Korean gas company to supply 1.5 to 2.0 mtpa each beginning in 2008.

Shell and its partners in the Australian Gorgon LNG and domestic gas project agreed to integrate their interests in the Greater Gorgon area. Shell will hold a 25% interest in the joint venture to construct two 5 mtpa LNG trains. Shell expects to sell all or part of its share of gas from the Gorgon LNG project to the North American and Mexican markets.

Shell received approval from the US Maritime Administration for a 7.7 mtpa (initial capacity) offshore LNG import terminal (Gulf Landing) in the Gulf of Mexico. In Europe, Shell announced plans for the development of a 5.8 mtpa LNG import terminal in Sicily, Italy (Shell share 50%).

In April 2005, Shell signed a Memorandum of Understanding with the Nigerian National Petroleum Corporation (NNPC) and partners for the joint development of a greenfield LNG project (Olokola LNG) in Nigeria. The project is expected to include a joint venture infrastructure and operating company, and initially up to four 5 mtpa LNG trains. Two of the four trains will be owned by NNPC and Shell. The intended markets are North America and Europe.

In April 2005, Shell and Bechtel Enterprises Energy B.V. signed an agreement to sell InterGen N.V. (Shell share 68%) including 10 of its power plants for $1.75 billion. Excluded from the sale are InterGen’s assets in the United States, Colombia and Turkey pending further review. The transaction is expected to close mid-2005 and is subject to certain conditions and regulatory approvals.

Downstream: Oil Products; Chemicals

Downstream continued implementation of the Group’s strategy for reshaping the portfolio during the quarter.

On 1 January 2005, Shell implemented one integrated Downstream organisation for the Oil Products and Chemicals businesses with a global line of business structure to optimise manufacturing facilities, standardise processes and improve services to customers.

Oil Products completed the earlier announced sales of its businesses in Romania, the Canary Islands and the Eastern part of the Caribbean. In addition, Shell completed the sale of the LPG business in Portugal and the Bakersfield Refinery in the USA. Total gross proceeds amounted to $762 million.

In China, the joint venture (Shell share 50%) with Sinopec started operating its first retail stations. At the end of the quarter over 200 retail stations were in operation. The joint venture is expected to build and operate 500 retail outlets in the Jiangsu Province.

Shell signed a Letter of Intent with Qatar Petroleum for the development of a world-scale ethane-based cracker and derivatives complex in Ras Laffan, Qatar.

In 2004, Shell and BASF announced the review of strategic options for the Basell joint venture (Shell share 50%). Offers for the company have been received and advanced discussions are taking place.

Earnings by industry segment

Exploration & Production

FIRST QUARTER	$ million
	2005	2004	%
	Unaudited	Unaudited
Segment earnings	2,955	2,707	+9

Crude oil production (thousand b/d)	2,144	2,332	-8
Natural gas production available for sale (million scf/d)	9,875	10,045	-2

First quarter segment earnings of $2,955 million were 9% higher than a year ago, mainly due to higher hydrocarbon prices, offset by lower volumes, higher costs including exploration and higher depreciation.

Divestment gains of $82 million from assets in the UK were more than offset by a $172 million mark-to-market valuation charge related to certain UK gas supply contracts.

Liquids realisations were 44% higher than a year ago, compared to an increase in Brent of 49% and WTI of around 41%. Outside the USA, gas realisations increased by 26%. In the USA gas realisations increased by 18%, compared to an increase in Henry Hub of 14%.

Total hydrocarbon production for the quarter was 3,847 thousand boe per day. Excluding the impact of divestments of 18 thousand boe per day and excluding the end of a Middle East gas contract of 100 thousand boe per day, production was 2% lower than a year ago; this reflects a 7% decrease in oil production and a 4% increase in gas production.

Production benefited from new fields mainly in the UK (Goldeneye, Howe, Scoter), Malaysia (Jintan) and the USA (Holstein) and the ramp-up of production in the USA totalling some 183 thousand boe per day versus a year ago. New production volumes exceeded field declines of approximately 147 thousand boe per day, mainly in the USA, Norway and Oman. This net increase was more than offset by operational issues totalling some 100 thousand boe per day, mainly in the North Sea, compared to a year ago.

Higher depreciation charges impacted earnings by some $200 million versus last year mainly as a result of production mix including new fields, asset retirement costs and reserve revisions. It is expected that future quarters will also be impacted by higher depreciation charges.

Capital investment in the first quarter of $2.1 billion, excluding the minority share of Sakhalin, and including exploration expense of $0.1 billion, was 22% higher than the corresponding period last year.

Gas & Power

FIRST QUARTER	$ million
	2005	2004	%
	Unaudited	Unaudited
Segment earnings	476	522	-9

Equity LNG sales volume (million tonnes)	2.88	2.51	+15

Segment earnings of $476 million were 9% lower compared to $522 million a year ago, reflecting lower first quarter 2005 gains of $48 million mainly from divestments versus first quarter 2004 divestment gains of $166 million. Excluding divestments gains, first quarter 2005 segment earnings were 17% higher than a year ago.

LNG volumes increased 15% and LNG prices were higher, though LNG dividends in the quarter were lower. Earnings from non-LNG operations were higher versus a year ago.

Oil Products

FIRST QUARTER	$ million
	2005	2004	%
	Unaudited	Unaudited
Segment earnings	3,051	1,573	+94

CCS adjustment – see note 2	1,171	390

Segment CCS earnings	1,880	1,183	+59

Refinery intake (thousand b/d)	4,057	4,126	-2
Oil product sales (thousand b/d)	7,464	7,539	-1

First quarter segment earnings were $3,051 million compared to $1,573 million for the same period a year ago.

First quarter CCS earnings were $1,880 million compared to $1,183 million for the first quarter of 2004. Results included net gains of $427 million mainly from divestments versus a net gain of some $100 million a year ago. Higher earnings due to increased refining margins were partially offset mainly by the impact of lower retail marketing margins in the USA, lower trading results and higher costs mainly due to a weaker US dollar.

In Manufacturing, Supply and Distribution the industry refining margins increased in the USA and Asia Pacific leading to higher earnings in the first quarter of 2005 compared to the same period last year. Refining margins benefited from wide light heavy crude differentials particularly in the USA, and in Europe from middle distillates strength. Refinery intake declined only 1.6% despite the sale in 2004 of Shell’s 64% interest in a refinery in Thailand and of the Delaware City refinery in the USA, and in the first quarter of 2005 the sale of the Bakersfield refinery. Lost intake from these divested refineries amounted to over 6% of global intake in the first quarter of 2004. Refinery utilisation was up as a result of lower downtime. Overall global utilisation was up over 3 percentage points to 81.9% from the first quarter of 2004. In the USA, utilisation increased over 5 percentage points to 83.9%.

In Marketing including Lubricants and B2B (business-to-business), earnings declined in the first quarter of 2005 compared to the same period last year. Retail marketing margins in the USA came under pressure due to the impact of rising product cost which could not be fully recovered in the marketplace. Margins in the commercial fuels business also declined due to rising product costs. Higher earnings in the LPG business due to higher margins and improved earnings in Aviation partially offset the earnings decline. Lubricants earnings declined compared to the first quarter of 2004, but improved compared to the fourth quarter of 2004. Overall higher operating costs due to the impact of a weaker US dollar on non-dollar denominated operating costs also contributed to the marketing earnings decline. Total product sales volumes, including divestments, declined 1% in the first quarter of 2005 compared to the same period last year.

Chemicals

FIRST QUARTER	$ million
	2005	2004	%
	Unaudited	Unaudited
Segment earnings	449	221	+103

Sales volumes (thousand tonnes)	5,861	5,934	-1

Segment earnings for the first quarter were $449 million, and included an impairment, including transaction cost, of the investment in Basell of $214 million, compared to segment earnings of $221 million last year. Substantially higher earnings reflected higher margins and improved operating rates compared to a year ago when earnings were impacted by planned and unplanned cracker downtime and start up cost of the expanded ethylene cracker at Deer Park in the USA. Operating rates increased by 7% points reflecting improved petrochemicals demand, despite the unplanned cracker shutdowns in the USA and France in 2005. Sales volumes decreased by 1%, as the volume growth from capacity additions and higher operating rates was more than offset by a reduction in lower-margin volumes. With effect from the first quarter 2005, earnings from the polyolefins joint venture Basell that is held for sale are no longer included in earnings.

Other industry & Corporate segments

FIRST QUARTER	$ million
	2005	2004
	Unaudited	Unaudited
Other industry segment earnings	(8)	(16)

Corporate segment net costs	(119)	(160)

In the first quarter Corporate net costs were $119 million compared to $160 million a year ago due to lower net interest expense from lower net gearing partly offset by lower insurance results.

Note

All amounts shown throughout this report are unaudited.

Quarterly results for 2005 are expected to be announced on 28 July 2005 for the second quarter and 27 October 2005 for the third quarter.

This announcement contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business. It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results, trends or reserves replacement to differ materially, including, but not limited to: price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risk, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2004 for a description of certain important factors, risks and uncertainties that may affect the Royal Dutch/Shell Group of Companies' businesses. The Royal Dutch/Shell Group of Companies does not undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

28 April 2005

Appendix 1: Group financial report and tables

Statement of income (IFRS)

	$ million
	Q1	Q4	Q1
	2005	2004	2004	% [1]
	Unaudited	Unaudited	Unaudited
Sales proceeds	90,068	95,122	74,748	+20
Less: Sales taxes, excise duties and similar levies	17,912	18,821	17,480
	___________	___________	___________
Revenue	72,156	76,301	57,268	+26
Cost of sales	58,565	65,358	47,437
	___________	___________	___________
Gross profit	13,591	10,943	9,831	+38

Selling and distribution expenses	3,164	3,504	2,913
Administrative expenses	370	893	463
Exploration	261	515	111
Share of profit of equity accounted investments	(1,573)	(1,519)	(1,131)
Net finance costs and other (income)/expense	78	(383)	(174)
	___________	___________	___________
Income before taxation	11,291	7,933	7,649	+48

Taxation	4,273	2,892	2,822
	___________	___________	___________
Income from continuing operations	7,018	5,041	4,827

Income from discontinued operations	(214)	(299)	20
	___________	___________	___________
Income for the period	6,804	4,742	4,847	+40
	==========	==========	==========

Attributable to minority interests	131	170	145
	___________	___________	___________
Income attributable to Parent Companies	6,673	4,572	4,702	+42
	___________	___________	___________

[1] Q1 on Q1 change

Earnings by industry segment1

	$ million
	Q1	Q4	Q1
	2005	2004	2004	% [2]
	Unaudited	Unaudited	Unaudited
Exploration & Production:
World outside USA	2,010	1,832	1,955	+3
USA	945	1,086	752	+26
	___________	___________	___________
	2,955	2,918	2,707	+9
	___________	___________	___________
Gas & Power:
World outside USA	518	847	444	+17
USA	(42)	(242)	78	-
	___________	___________	___________
	476	605	522	-9
	___________	___________	___________
Oil Products:
World outside USA	1,475	1,683	968	+52
USA	405	655	215	+88
	___________	___________	___________
	1,880	2,338	1,183	+59
	___________	___________	___________
Chemicals:
World outside USA	280	50	230	+22
USA	169	(70)	(9)	-
	___________	___________	___________
	449	(20)	221	+103
	___________	___________	___________

Other industry segments	(8)	(82)	(16)
	___________	___________	___________
TOTAL OPERATING SEGMENTS	5,752	5,759	4,617	+25
	___________	___________	___________
Corporate:
Interest income/(expense)	(78)	(240)	(178)
Currency exchange gains/(losses)	(40)	42	(7)
Other - including taxation	(1)	(155)	25
	___________	___________	___________
	(119)	(353)	(160)
	___________	___________	___________

Minority interests	(85)	(185)	(125)

CCS EARNINGS	5,548	5,221	4,332	+28
	___________	___________	___________

CCS adjustment for Oil Products	1,125	(649)	370
	___________	___________	___________
Income attributable to Parent Companies	6,673	4,572	4,702	+42
	___________	___________	___________

[1] Operating segment results will continue to be presented and discussed in quarterly results announcements (including the CCS adjustment) and in the Annual Report and Accounts on the same basis as used internally by management, therefore before net finance costs, including equity accounted investments and after tax. Segment results in accordance with International Accounting Standard 14 "Segment Reporting" will be disclosed in the Group's Annual Report and Accounts, with a reconciliation to the management basis as presented above.

[2] Q1 on Q1 change

Summarised balance sheet (IFRS)

	$ million
	Mar 31	Dec 31	Mar 31
	2005	2004	2004
ASSETS	Unaudited	Unaudited	Unaudited
Non-current assets:
Property, plant and equipment	85,779	87,918	85,538
Intangible assets	4,428	4,528	4,373
Investments:
equity accounted investments	18,763	20,493	19,888
financial assets	3,704	2,700	2,597
Deferred tax	2,775	2,789	3,050
Employee benefit assets	2,250	2,479	1,658
Other	6,206	4,490	3,176
	___________	___________	___________
	123,905	125,397	120,280
	___________	___________	___________
Current assets:
Inventories	17,517	15,375	13,602
Accounts receivable	45,189	37,439	30,229
Cash and cash equivalents	8,888	8,453	5,723
	___________	___________	___________
	71,594	61,267	49,554
	___________	___________	___________
	___________	___________	___________
TOTAL ASSETS	195,499	186,664	169,834
	___________	___________	___________
LIABILITIES
Non-current liabilities:
Debt	7,977	8,858	9,902
Deferred tax	12,625	12,930	13,760
Employee benefit obligations	6,358	6,795	6,889
Other provisions	6,821	6,828	5,243
Other	5,788	5,800	4,292
	___________	___________	___________
	39,569	41,211	40,086
	___________	___________	___________
Current liabilities:
Debt	5,755	5,795	7,552
Accounts payable and accrued liabilities	45,691	38,289	31,508
Taxes payable	11,225	9,056	8,750
Employee benefit obligations	308	339	315
Other provisions	1,527	1,812	1,048
Dividends payable to Parent Companies	2,085	4,750	5,091
	___________	___________	___________
	66,591	60,041	54,264
	___________	___________	___________
	___________	___________	___________
TOTAL LIABILITIES	106,160	101,252	94,350
	___________	___________	___________

Equity attributable to Parent Companies	83,662	80,099	71,718

Minority interests	5,677	5,313	3,766
	___________	___________	___________
TOTAL EQUITY	89,339	85,412	75,484
	___________	___________	___________

	___________	___________	___________
TOTAL LIABILITIES AND EQUITY	195,499	186,664	169,834
	___________	___________	___________

Summarised Statement of Cash Flows (IFRS)
(Note 6)

	$ million
	Q1	Q4	Q1
	2005	2004	2004
	Unaudited	Unaudited	Unaudited
CASH FLOW FROM OPERATING ACTIVITIES:
Income for the period	6,804	4,742	4,847
Adjustment for:
Taxation accrued	4,311	3,537	2,916
Interest accrued	160	168	300
Depreciation, depletion and amortisation	3,155	4,190	2,703
(Profit)/loss on sale of assets	(558)	(2,228)	(663)
Decrease/(increase) in net working capital	(2,137)	969	17
Net income from equity accounted investments	(1,359)	(1,221)	(1,151)
Dividends received from equity accounted investments	992	1,459	753
Deferred taxation and other provisions	(392)	(881)	(66)
Other	303	421	(143)
	___________	___________	___________
Cash flow from operating activities (pre-tax)	11,279	11,156	9,513
	___________	___________	___________
Taxation paid	(3,186)	(4,014)	(1,395)
	___________	___________	___________
Cash flow from operating activities	8,093	7,142	8,118
	___________	___________	___________

CASH FLOW FROM INVESTING ACTIVITIES:
Capital expenditure	(2,934)	(4,655)	(2,636)
Proceeds from sale of assets	1,008	3,842	728
Net additions to equity associated companies	(138)	637	(427)
Proceeds from sale and other movements in investments	(24)	669	938
Interest received	190	124	108
	___________	___________	___________
Cash flow from investing activities	(1,898)	617	(1,289)
	___________	___________	___________

CASH FLOW FROM FINANCING ACTIVITIES:
Net increase/(decrease) in debt	(723)	(1,642)	(3,046)
Interest paid	(254)	(292)	(210)
Change in minority interests	351	(53)	277
Dividends paid to:
Parent Companies	(5,137)	-	-
Minority interests	(47)	(62)	(46)
Parent Companies shares:
Net sales/(purchases) and dividends received	143	(20)	(8)
	___________	___________	___________
Cash flow from financing activities	(5,667)	(2,069)	(3,033)
	___________	___________	___________

Currency translation differences relating to cash and cash equivalents	(93)	150	(15)
	___________	___________	___________
INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	435	5,840	3,781
	___________	___________	___________

Cash and cash equivalents at beginning of period	8,453	2,613	1,942

Cash and cash equivalents at end of period	8,888	8,453	5,723

Operational data - Upstream

	Q1	Q4	Q1
	2005	2004	2004%[1]

CRUDE OIL PRODUCTION	thousand b/d

Europe	571	565	605
Africa	379	372	443
Asia Pacific	232	219	258
Middle East, Russia, CIS	392	467	441
USA	400	383	390
Other Western Hemisphere	92	94	113
	___________	___________	___________
Total crude oil production excluding oil sands	2,066	2,100	2,250
Oil sands	78	63	82
	___________	___________	___________
Total crude oil production including oil sands	2,144	2,163	2,332	-8
	___________	___________	___________

NATURAL GAS PRODUCTION AVAILABLE FOR SALE	million scf/d [2]

Europe	4,951	4,559	4,969
Africa	387	383	346
Asia Pacific	2,369	2,256	2,118
Middle East, Russia, CIS	272	676	672
USA	1,385	1,302	1,405
Other Western Hemisphere	511	534	535
	___________	___________	___________
	9,875	9,710	10,045	-2
	___________	___________	___________

BARRELS OF OIL EQUIVALENT	thousand b/d [3]

Europe	1,425	1,351	1,462
Africa	446	438	503
Asia Pacific	640	608	623
Middle East, Russia, CIS	439	584	557
USA	639	607	632
Other Western Hemisphere	180	186	205
	___________	___________	___________
Total barrels of oil equivalent excluding oil sands	3,769	3,774	3,982
Oil sands	78	63	82
	___________	___________	___________
Total barrels of oil equivalent including oil sands	3,847	3,837	4,064	-5
	___________	___________	___________

1 Q1 on Q1 change
[2] scf/d = standard cubic feet per day; 1 standard cubic feet = 0.0283 m3
[3] Natural gas converted to oil equivalent at 5.8 million scf/d = thousand b/d

Operational data - Upstream (continued)

	Q1	Q4	Q1
	2005	2004	2004%[1]

LIQUEFIED NATURAL GAS (LNG)	million tonnes

Equity LNG sales volume	2.88	2.76	2.51	+15

Realised Oil Prices	$/bbl
World outside USA	43.85	40.08	30.22
USA	43.78	40.68	31.24
Global	43.84	40.16	30.35

Realised Gas Prices	$/thousand scf
Europe	5.12	4.09	3.89
World outside USA (including Europe)	3.65	3.05	2.89
USA	6.83	7.27	5.81
Global	4.33	3.94	3.56

1 Q1 on Q1 change

Operational data - Downstream

	Q1	Q4	Q1
	2005	2004	2004%[1]

	thousand b/d
REFINERY PROCESSING INTAKE
Europe	1,805	1,767	1,716
Other Eastern Hemisphere	868	940	932
USA	1,000	1,031	1,076
Other Western Hemisphere	384	386	402
	_________	_________	_________
	4,057	4,124	4,126	-2
	_________	_________	_________
OIL SALES
Gasolines	2,532	2,773	2,707
Kerosines	842	842	786
Gas/Diesel oils	2,443	2,537	2,298
Fuel oil	906	801	971
Other products	741	746	777
	_________	_________	_________
Total oil products*	7,464	7,699	7,539	-1
Crude oil	4,427	4,837	5,346
	_________	_________	_________
Total oil sales	11,891	12,536	12,885	-8
	_________	_________	_________
*comprising
Europe	2,127	2,122	2,134
Other Eastern Hemisphere	1,229	1,299	1,294
USA	2,416	2,500	2,509
Other Western Hemisphere	698	745	742
Export sales	994	1,033	860

CHEMICAL SALES VOLUMES BY MAIN PRODUCT CATEGORY[2]**	thousand tonnes
Base chemicals	3,513	3,575	3,472
First line derivatives	2,307	2,252	2,368
Other	41	137	94
	_________	_________	_________
	5,861	5,964	5,934	-1
	_________	_________	_________
**comprising
Europe	2,577	2,376	2,514
Other Eastern Hemisphere	1,321	1,348	1,429
USA	1,786	2,079	1,830
Other Western Hemisphere	177	161	161

CHEMICAL SALES - NET PROCEEDS[3]	$ million
Europe	2,388	2,244	1,625
Other Eastern Hemisphere	1,236	1,327	956
USA	1,719	1,863	1,250
Other Western Hemisphere	189	182	124
	_________	_________	_________
	5,532	5,616	3,955	+40
By-products	751	591	461
	_________	_________	_________
	6,283	6,207	4,416	+42
	_________	_________	_________

[1] Q1 on Q1 change
[2] Excluding volumes sold by associate companies, chemical feedstock trading and by-products
[3] Excluding proceeds from associate companies and chemical feedstock trading

Capital investment

	$ million
	Q1	Q4	Q1
	2005	2004	2004
Capital expenditure[1]:
Exploration & Production:
World outside USA	1,882	2,494	1,447
USA	230	273	296
	___________	___________	___________
	2,112	2,767	1,743
	___________	___________	___________
Gas & Power:
World outside USA	330	298	316
USA	1	4	5
	___________	___________	___________
	331	302	321
	___________	___________	___________
Oil Products:
Refining:
World outside USA	148	344	151
USA	42	109	100
	___________	___________	___________
	190	453	251
	___________	___________	___________
Marketing:
World outside USA	133	749	144
USA	32	94	10
	___________	___________	___________
	165	843	154
	___________	___________	___________
Chemicals:
World outside USA	23	111	39
USA	57	92	102
	___________	___________	___________
	80	203	141
	___________	___________	___________

Other segments	56	87	26
	___________	___________	___________
TOTAL CAPITAL EXPENDITURE[1]	2,934	4,655	2,636
	___________	___________	___________
Exploration expense:
World outside USA	92	181	53
USA	26	102	23
	___________	___________	___________
	118	283	76
	___________	___________	___________
New equity in equity accounted investments:
World outside USA	58	147	89
USA	1	7	239
	___________	___________	___________
	59	154	328
	___________	___________	___________
New loans to equity accounted investments	129	93	80
	___________	___________	___________
TOTAL CAPITAL INVESTMENT*	3,240	5,185	3,120
	___________	___________	___________
*comprising
Exploration & Production	2,355	3,131	1,909
Gas & Power	336	304	565
Oil Products	354	1,337	414
Chemicals	138	322	201
Other segments	57	91	31
	___________	___________	___________
	3,240	5,185	3,120
	___________	___________	___________

1 A change has been made to the presentation of this table, with no impact on total capital investment for each period. Capitalised exploratory well costs continue to be part of capital expenditure when incurred, but any subsequent charges to income for such previously capitalised costs are no longer included in this table in exploration expense with a corresponding reduction in capital expenditure.

Basic earnings per share (Note 8)

	Q1	Q4	Q1
	2005	2004	2004
	Unaudited	Unaudited	Unaudited
ROYAL DUTCH
Income per share (€)	1.52	1.05	1.11
Income per share ($)	1.99	1.36	1.39
CCS earnings per share (€)	1.26	1.20	1.02
CCS earnings per share ($)	1.66	1.56	1.28

SHELL TRANSPORT
Income per share (pence)	15.0	10.4	10.8
Income per ADR ($)	1.70	1.16	1.19
CCS earnings per share (pence)	12.4	11.9	9.9
CCS earnings per ADR ($)	1.41	1.33	1.09

Diluted earnings per share (Note 8)

	Q1	Q4	Q1
	2005	2004	2004
	Unaudited	Unaudited	Unaudited
ROYAL DUTCH
Income per share (€)	1.51	1.05	1.11
Income per share ($)	1.98	1.36	1.39
CCS earnings per share (€)	1.26	1.20	1.02
CCS earnings per share ($)	1.65	1.55	1.28

SHELL TRANSPORT
Income per share (pence)	14.9	10.4	10.8
Income per ADR ($)	1.69	1.16	1.19
CCS earnings per share (pence)	12.4	11.9	9.9
CCS earnings per ADR ($)	1.41	1.33	1.09

Notes

NOTE 1. Accounting policies

With effect from 2005, the quarterly Group financial statements, including comparative data, have been prepared in accordance with International Financial Reporting Standards (IFRS).

Reconciliations of comparative data to that previously prepared on a US GAAP basis were provided on 21 April 2005, including explanations of differences in accounting policies from those under US GAAP set out in Note 3 to the Financial Statements of the Royal Dutch/Shell Group of Companies on pages G8 to G12 in the 2004 Annual Report on Form 20-F. The 2004 20-F, the US GAAP to IFRS reconciliation and the full details of the Group’s accounting policies under IFRS, are available on www.shell.com/investor.

In addition, the Group has adopted International Accounting Standards 32 and 39 “Financial Instruments” on 1 January 2005 which resulted in a transition adjustment to net assets at that date and no change to comparative data. The main impact was an increase in investments of $0.8 billion due to the requirement under IAS 39 that unquoted securities are recognised at fair value where estimable, rather than at cost under US GAAP; this change in accounting has no impact on the timing of recognition of income arising from those investments.

NOTE 2. Earnings on an estimated current cost of supplies (CCS) basis

To facilitate a better understanding of the underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Oil Products segment earnings. It should be noted that CCS earnings is not a measure of financial performance under IFRS.

On this basis, for the Oil Products segment cost of sales of the volumes sold in the period is based on the cost of supplies of the same period (instead of using the first-in first-out (FIFO) method of inventory accounting) and allowance is made for the estimated tax effect. The adjustment from net income on to an estimated current cost of supplies basis has no related balance sheet entry. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory draw down effects. Earnings on an estimated current cost of supplies basis provide useful information concerning the effect of changes in the cost of supplies on the Group’s results of operations.

NOTE 3. Discontinued operations

Income from discontinued operations, which comprises gains and losses on disposals and results of operations for the period, is provided in the statement of income in accordance with IFRS for separate major lines of business or geographical area of operations.

Earnings by industry segment relating to discontinued operations, included within the segment earnings on page 12, are as follows:

$ million	QUARTER
	Q1	Q4	Q1
	2005	2004	2004
	Unaudited	Unaudited	Unaudited
Chemicals	(214)	(292)	30
Corporate	-	(7)	(10)
Segment earnings	(214)	(299)	20

Income	(214)	(299)	20

Basic earnings per share for the first quarter 2005 for continuing operations were €1.57 for Royal Dutch and 15.5p for Shell Transport. Basic earnings per share for the first quarter 2005 for discontinued operations were €(0.05) for Royal Dutch and (0.5)p for Shell Transport.

NOTE 4. Return on average capital employed (ROACE)

ROACE on an income basis is the sum of the current and previous three quarters’ income plus interest expense, less tax and minority interest (both calculated at the average rate for the Group), as a percentage of the average of the Group share of closing capital employed and the opening capital employed a year earlier. The tax rate and the minority interest components are derived from calculations at the published segment level.

Components of the calculation ($ million):

Income attributable to Parent Companies (four quarters)	20,512
Group share of interest expense after tax	751
ROACE numerator	21,263
Group share of Capital employed - opening	88,290
Group share of Capital employed - closing	96,521
Group share of Capital employed - average	92,406

ROACE	23.0%

NOTE 5. Earnings by industry segment

Operating segment results exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the results of the Corporate segment, and are before deduction of minority interests. Operating segment results include equity accounted investments and are after tax. Segment results in accordance with International Accounting Standard 14 "Segment Reporting" will be disclosed in the Group's Annual Report and Accounts, with a reconciliation to the basis as presented here.

NOTE 6. Statement of cash flows

This statement reflects cash flows of Group companies as measured in their own currencies, which are translated into US dollars at average rates of exchange for the periods and therefore excludes currency translation differences except for those arising on cash and cash equivalents.

Under IFRS the income for the period on this statement is before deduction for minority interests, unlike previous practice where it was added back in ‘other’. This change has no impact on the total cash from operating activities.

Write offs of previously capitalised exploratory well costs are now added back within ‘cash flow from operating activities’ in ‘other’ and not deducted from capital expenditure. This also is reflected in the Capital Investment table with no change in the total Capital Investment.

NOTE 7. Contingencies and litigation – Reserves recategorisation

In connection with the recategorisation of certain hydrocarbon reserves announced on 9 January 2004, the UK Financial Services Authority (FSA) and the US Securities and Exchange Commission (SEC) issued formal notices of investigations against Royal Dutch Petroleum Company and The "Shell" Transport and Trading Company, plc (collectively, the "Companies") which have been settled in 2004. Still pending in relation to the recategorisation issues are a number of lawsuits in the United States, a criminal investigation by the United States Department of Justice, and investigations by Euronext Amsterdam, the Dutch Authority for the Financial Markets, and the California Department of Corporations. With respect to these pending actions and investigations, management of the Group cannot currently predict the manner and timing of the resolution of these pending matters, is currently unable to estimate the range of possible losses from such matters and does not currently believe the resolution of these pending matters will have a material impact on the Group's financial condition, although such resolutions could have a significant effect on periodic results for the period in which they are recognised.

NOTE 8. Earnings per share

Group income, before parent companies’ own cost and income, is shared between Royal Dutch and Shell Transport in the proportion of 60:40 (as described in the 2004 Annual Report on Form 20-F of the Royal Dutch/Shell Group of Companies in Note 1 on page G5). For the purposes of these calculations, Group CCS earnings are shared in the proportion 60:40. For Royal Dutch and Shell Transport, earnings per share in euro and sterling respectively are translated from underlying US dollars at average rates for the period.

In the first quarter of 2005, Royal Dutch and Shell Transport each re-commenced a share buyback programme under authorisation granted at shareholders' meetings in June 2004. All Shell Transport shares bought as part of this programme are cancelled immediately. Royal Dutch shares bought as part of this programme can only be cancelled in arrears after such a resolution has been passed at the General Meeting of Royal Dutch shareholders. The last such resolution was on June 28, 2004 for shares bought under this programme since the previous General Meeting. For the purpose of earnings per share calculations all shares bought under the share buyback programme are deemed to have been cancelled upon the day of purchase.

With effect from the fourth quarter of 2003, shares of Royal Dutch and Shell Transport held by Group companies in respect of share options and other incentive compensation plans are deducted in determining basic earnings per share.

Basic earnings per share calculations, are based on the following weighted average number of shares:

	Q1	Q4	Q1
	2005	2004	2004
Royal Dutch shares of €0.56 (millions)	2,011.5	2,012.4	2,033.2
Shell Transport shares of 25p (millions)	9,434.7	9,440.1	9,519.3

Diluted earnings per share calculations are based on the following weighted average number of shares. This includes dilutive number of shares (stock options currently in-the-money) and excludes shares held by Group companies:

	Q1	Q4	Q1
	2005	2004	2004
Royal Dutch shares of €0.56 (millions)	2,017.5	2,016.1	2,033.2
Shell Transport shares of 25p (millions)	9,455.0	9,452.5	9,519.6

Shares at the end of the following periods are:

	Q1	Q4	Q1
	2005	2004	2004
Royal Dutch shares of €0.56 (millions)	2,008.7	2,012.6	2,033.2
Shell Transport shares of 25p (millions)	9,420.9	9,440.5	9,520.7

One American Depository Receipt (ADR) or New York Share is equal to six 25p Shell Transport shares.

All amounts shown throughout this report are unaudited.

Appendix 2: Market Commentary

The average of Brent crude prices in the first quarter was $47.70 a barrel compared to $32.05 a barrel in the same quarter last year. WTI prices averaged $49.90 a barrel compared to $35.35 a year ago. Crude prices for the balance of this year will be strongly influenced by the rate of global economic expansion, particularly in the US and China, non-OPEC supply growth and OPEC supply policy.

In the first quarter of 2005, Henry Hub gas prices averaged $6.41 per million Btu, up by 16 cents over the fourth quarter of 2004 and 80 cents over the same period in the previous year. Cold weather in March increased heating demand. In the early part of the quarter the impact of the late 2004 offshore supply disruptions affected pricing. By the end of the quarter supply had mostly recovered.

In the first quarter of 2005, industry refining margins averaged $8.05, $14.25, $2.50 and $2.55 a barrel in US Gulf Coast, US West Coast, Rotterdam, and Singapore, compared to $7.65, $9.60, $2.70, and $2.00 a barrel in the same period last year. Margins for the balance of this year are expected to be firm but will be influenced by the pace of economic expansion in the US and China, impact of high oil prices on product demand and severity of the northern hemisphere winter. Some upside to the European and US margins may come with the introduction of tighter sulphur specifications for diesel and gasoline respectively.

In the first quarter of 2005 petrochemicals producers faced increased volatility in crude oil prices and a seasonal slowdown in demand in Asia. In the US demand remained strong despite the high feedstock prices. Improved supply of ethylene in Europe combined with some weakness in derivatives markets resulted in inventory builds as buyers optimised timing of purchases. Industry cracker margins in Europe improved from last quarter as higher naphtha prices were more than offset by ethylene price increases. Margins were supported by high benzene prices and the strong Euro. In the US cracker margins increased significantly supported by ethylene prices and a decrease in ethane feedstock costs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Petroleum Company

The Hague, 28 April 2005
President/Managing Director	Company Secretary

(J. van der Veer)	(M.C.M. Brandjes)